Exhibit 99.11

CONSENT OF Ausenco Engineering Canada ULC

We had appropriate individual Qualified Persons prepare the content in the Sections they were responsible for, identified below, in the Technical Report titled “Carangas Project: NI 43-101 Technical Report and Preliminary Economic Assessment, Oruro, Bolivia” (effective date July 16, 2026), portions which are included in, or incorporated by reference into, the Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2026 being filed with the United States Securities and Exchange Commission (the “SEC”) and the Registration Statement on Form F-10 (Registration No. 333-290324) of New Pacific Metals Corp. filed with the SEC.

Furthermore, we state that:

i.	We consent to the use of and references to our name in connection with the TRS, Form 10-K and the Registration Statements; and
ii.	the information derived, summarized, quoted or referenced from the TRS, or portions thereof, that was prepared by us, that we supervised the preparation of, and/or that was reviewed and approved by us, that is included or incorporated by reference in the Annual Form 40-F and the Registration Statement on Form F-10 (Registration No. 333-290324) conforms with the TRS.

Ausenco is responsible for authoring, and this consent pertains to, the following sections of the TRS: 1.1-1.2, 1.15, 1.16.1, 1.16.2, 1.17-1.19, 1.20, 1.21, 2.1-2.3, 2.4.2, 2.4.5, 2.4.6, 2.5-2.7, 3.1, 3.2, 12.3, 12.4, 17, 18.1-18.10, 19, 20, 21.1, 21.2.1-21.2.2, 21.2.4-21.2.10, 21.3.1-21.3.2, 21.3.4-21.3.7, 25.13, 25.17.2.8.2, 25.17.2.9, 25.17.3.7, 26.5.2, 26.7.1-26.7.3, 26.7.4, 26.8 and portions of 27.

Dated: September 23, 2026

\s\ “Kevin Murray”
Ausenco Engineering Canada ULC